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EXHIBIT H


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

Allegheny Power System, Inc. and AYP Capital, Inc.
Notice Requesting Approval to market and sell appliance and equipment repair warranties and to market, sell and install power quality devices


                         ALLEGHENY POWER SYSTEM, INC.
                            10435 Downsville Pike
                            Hagerstown, MD 21740

                               AYP CAPITAL, INC.
                            10435 Downsville Pike
                            Hagerstown, MD 21740


                               Background

            AYP Capital, Inc. ("AYP") is a Delaware corporation and a non-utility subsidiary of Allegheny Power System, Inc. ("APS"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"). By Order dated July 14, 1994 (HCAR No. 26085), APS was authorized to organize and finance AYP to invest in 1) companies engaged in new technologies related to the core utility business of APS, and
2) companies acquiring and owning exempt wholesale generators ("EWGs"). By Order dated February 3, 1995 (HCAR No. 26229), AYP was authorized to engage in the development, acquisition, construction, ownership and operation of EWGs and in development activities with respect to (i) qualifying cogeneration facilities and small power production facilities ("SPPs"); (ii) non-qualifying cogeneration facilities, non-qualifying SPPs, and independent power production facilities ("IPPs") located within the service territories of APS public utility subsidiary companies; (iii) EWGs; (iv) companies involved in new technologies related to the core business of APS; and (v) foreign utility companies ("FUCOS"). AYP was also authorized to consult for non-affiliate companies. APS was authorized to increase its investment in AYP from $500,000 to $3 million.

            By Order dated October 27, 1995 (HCAR No. 26401) the
Commission authorized:

            1) AYP or a special-purpose subsidiary ("NEWCO") to provide certain enumerated energy management services ("EMS") and demand-side management services ("DSM") to non-associated

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customers at market prices and to associated companies at
cost.<1>

            2) AYP to engage in activities relating to the development, acquisition, ownership, construction and operation of FUCOS; and to invest in FUCOs through various types of investment vehicles, including limited partnerships or other types of funds, the sole objective of which is to make investments in one or more FUCOs.

            3) APS and AYP to acquire the securities of NEWCOS that own FUCOs or EWGs ("Project NEWCOs");

            4) AYP or a NEWCO to factor the accounts receivable of associate companies and of non-associate companies whose primary revenues are derived from the sale of electric power;
and

            5) AYP or a NEWCO, as agent for APS system companies, to manage the real estate portfolio of APS and its associate companies, to market excess or unwanted real estate and to facilitate the exploitation of resources contained on or in real estate.

            By the SEC's October 27, 1995 Order, APS was authorized to invest in AYP and AYP was authorized to invest in NEWCOS up to an aggregate of $100 million through December 31, 1999 through loans to finance activities related to EMS and DSM services, accounts receivable, real estate, FUCOs and EWGs. AYP, the NEWCOs, and the Project NEWCOs were authorized to obtain loans from banks or issue other recourse obligations which could be guaranteed by APS or AYP. Such third-party borrowings by AYP, the NEWCOs and the Project NEWCOs that are guaranteed by APS or AYP are subject to the $100 million investment authority. Through December 31, 1999, APS and AYP

<1> The EMS authorized included:  (i) identification of energy cost reduction and efficiency opportunities; (ii) design of facility and process modifications to realize such efficiencies;
(iii) management of or the direct construction installation of energy conservation and equipment; (iv) training of client personnel in operation of equipment; (v) maintenance of energy systems; (vi) design, management, construction and installation of energy management systems and structures; (vii) performance contracts; (viii) identifying energy conservation or efficiency programs; (ix) system commissioning; (x) reporting system results; and (xi) other similar or related energy management activities.

The DSM services authorized included: (i) design of energy conservation programs; (ii) implementation of energy conservation programs; (iii) performance contracts for DSM work; (iv) monitoring and evaluating DSM programs; and (v) other similar or related DSM activities.

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were authorized to guarantee or act as surety on bonds,
indebtedness and performance and other obligations issued or undertaken by AYP, the NEWCOs or the Project NEWCOs subject to the $100 million investment authority.

            On October 9, 1996, the SEC issued an Order (HCAR No.
26590) that, inter alia, allows APS and AYP to increase the limit on loans and guarantees from $100 million to $300 million for all Approved Activities.

                        Requested Authority

            In this application, APS and AYP request Commission authority to allow AYP or one or more special purpose subsidiaries ("MARKETCOs") to engage in the following energy-related activities:

            a) to market and sell to industrial, commercial and residential customers located within the United States, appliance and equipment repair warranties, service plans, or other maintenance agreements, covering heating and air conditioning systems and other major appliances; and

            b) to engage in the consulting for, marketing, selling, leasing, financing, and acquisition and installation of power quality devices including, but not limited to: surge suppressors, uninterruptible power supplies, and standby power supplies to customers located within the United States. The consulting services may include, but are not limited to: preventative maintenance inspections of customers' energy facilities and energy-consuming equipment, grounding of electrical systems, and lightning protection.

            AYP requests authority to engage in these activities through the first to occur of:

            1) the adoption by the Commission of proposed Rule 58 if it exempts the proposed transactions from the need for approvals; or

            2) the adoption of such other rule, regulation or order as shall exempt the proposed transaction from Section
9(a) of the Act.

                   Appliance and Equipment Warranties

            Applicants request authority for AYP or a MARKETCO to provide appliance and equipment repair warranties. These warranties will cover such items as: heating and air conditioning systems, water heaters, dish washers, refrigerators, microwaves, stoves and other gas, electric, or electronic appliances. These warranties would be marketed and supplied anywhere within the United States.

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            AYP or the MARKETCO may contract with a third party
or parties to provide some support services such as underwriting, handling service claims, marketing, billing and/or cash processing.

            AYP or MARKETCO anticipates the appliance service operation to be largely self-supporting.

            AYP estimates that the program will result in gross sales revenue of about $700,000 in the first year which will rise steadily to approximately $2.5 million at the end of the fifth year.

             Sale and Installation of Power Quality Devices

            AYP or MARKETCO proposes to offer power quality services to customers located within the United States. The power quality services would consist of consulting with and selling, leasing and financing to customers items such as, but not limited to: uninterruptible power supplies, power monitoring equipment, and surge protection equipment designed to protect electrical components, communication equipment, satellite dishes and other electrical equipment from damages due to transient overvoltage/undervoltage conditions in their electric supply. AYP or MARKETCO may also provide diagnostic services and recommend and perform power quality solutions.
AYP or MARKETCO would sell or lease the power quality equipment to customers and could finance such sales or leases.

            AYP and/or MARKETCO would sell or lease the power quality equipment/services to customers and may make loans to customers to finance the purchase. Loans would be evidenced by promissory notes, the term of which shall not exceed the expected useful life of the equipment. Such secured and unsecured loans would be at market interest rates and on market terms and conditions.

            AYP estimates that the program will result in gross sales revenue of about $560,000 in the first year and this will rise steadily to about $2.6 million at the end of the fifth year.

                              Personnel

            Under the terms of a Commission-approved Service Agreement, Allegheny Power Service Corporation ("APSC"), a mutual service company formed under the 1935 Act will assist AYP or MARKETCO with marketing, customer billing, accounting or other services. It is anticipated that the services to be provided by APSC can be done with current staff and that the number of APSC personnel involved will not be of such magnitude that utility services would in any way be impaired. All services provided by APSC to AYP or MARKETCO will be billed at cost in accordance with Section 13(b) of the Act and Rules 90

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and 91 thereunder.  All time spent by APSC employees working on such transactions will be billed to and paid by AYP or MARKETCO on a monthly basis.

               Warranty and Power Quality Programs are Closely
                      Related to APS' Core Business

            APS and AYP believe the proposed warranty and power quality programs are reasonably incidental and/or economically necessary and/or appropriate to APS's core utility business of distributing electricity at retail and will benefit APS and its customers. The appliance and equipment repair warranty will promote the safe and efficient distribution of electricity by facilitating the maintenance, repair and replacement of electricity utilizing equipment that is broken or not working properly. In addition, the inspection, warranty and repair services will foster more effective and efficient energy consumption and enhance customer safety. These services will promote the safe and efficient distribution of electricity at retail and will increase customer satisfaction and goodwill.
In addition, the services will foster effective demand-side management by reducing unnecessary consumption. Similarly, the installation of power quality and surge protection equipment will promote the safe operation of electrical equipment and will result in increased customer satisfaction and overall goodwill.

                       Commission Precedent

            The appliance and equipment warranties requested herein are similar to those that have been approved by the Commission for Consolidated Natural Gas Company (Release
No. 35-26363, File No. 70-8577, 1995 SEC Lexis 2289, August 28,
1995); for PSI Energy, Inc., (Release No. 35-26412, File
No. 70-8727, 1995 SEC Lexis 3291, November 21, 1995); and for
the Columbia Gas System, Inc., (Release No. 35-26498, File
No. 70-8775, 1996 SEC Lexis 897, March 25, 1996).

            The power conditioning program is similar to the one approved by the Commission for Mississippi Power and Light
Company at Release No. 35-25801, File No. 70-7760, 1993 SEC
Lexis 857, April 21, 1993.

            Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

      The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a
hearing should submit their views in writing by              ,
1996, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the

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address specified above.  Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

      For the Commission, by the Division of Investment
Management, pursuant to delegated authority.